Exhibit 99(d) Energy Future Intermediate Holding Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Year Ended December 31,
	2013	2012
Net income (loss)	$(102)	$315
Income tax (benefit) expense	(169)	27
Interest expense and related charges	760	526
EBITDA	$489	$868
Oncor Holdings distributions of earnings	213	147
Interest income	(284)	(598)
Equity in earnings of unconsolidated subsidiary (net of tax)	(335)	(270)
Debt restructuring costs	20	—
Restructuring and other (a)	110	—
Adjusted EBITDA per Incurrence Covenant	$213	$147
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,643	1,600
Adjusted EBITDA per Restricted Payments Covenant	$1,856	$1,747
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(a)	Restructuring and other represents reserve for income taxes receivable from EFH Corp.